Mail Stop 4561

February 11, 2008

Heath B. Clarke
Local.com Corporation
One Technology Drive, Building G
Irvine, CA 92618

> **Re: Local.com Corporation**
> **Registration Statement on Form S-3**
> **Filed January 11, 2008**
> **File No. 333-148617**

Dear Mr. Clarke:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Outside Front Cover Page of Prospectus

1. Please disclose the concurrent primary and re-sale offerings of your common stock. In particular, indicate the number of shares that may be offered and sold in the future by the company and by selling shareholders as a group under pending registration statements that were previously declared effective. In your response letter, please describe the manner in which you compute the number of shares available for future resale under the prior registration statements.

Selling Security Holders, page 13

2. Please expand to describe briefly the unregistered offering of February 23, 2007, as well as the unregistered offering of August 1, 2007. Provide a materially complete

description of the terms of the warrants issued in each of those transactions. Clarify the extent to which the various selling shareholders participated in each of these unregistered offerings. The nature of the participation in these transactions and a description of the contractual rights of each class of warrant holders appear to be material relationships that should be disclosed in response to Item 507 of Regulation S-K.

3. With respect to the shares to be offered for resale by Hearst Communications, Inc., please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares attributable to each of the legal entities identified in footnote 1. For example, the number of shares for which Communications Data Services, Inc., directs the voting and dispositive powers and the natural persons who discharge those functions is not clear.

4. Please disclose whether any of the selling shareholders are registered broker-dealers and/or affiliated with registered broker-dealers. To the extent a selling shareholder is a registered broker-dealer, tell us whether the shares offered for resale were acquired as transaction-based compensation earned for investment banking services. Provide appropriate details in your response letter. To the extent selling shareholders are affiliated with a registered broker-dealer, disclose whether the broker-dealer affiliate acquired the securities in the ordinary course of business and whether any such selling shareholder had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities at the time of the acquisition.

5. With respect to your discussion regarding GunnAllen Financial, Inc. and Norman K. Farra Jr., please also provide disclosure of the nature of the transactions in which they received the securities and a description of the role each played in such transactions.

Exhibits, page II-2

Exhibit 5.1 Opinion of Rutan & Tucker, LLP

6. Please revise the legality opinion to more specifically identify the nature of the "proceedings proposed to be taken by the company in connection with the authorization" which you assume in rendering the opinion. Limit the scope of matters assumed to the receipt of payment of the specified warrant exercise price and the issuance of shares in accordance with the terms of the warrant agreements, or provide a detailed analysis of why each factual assumption is necessary and appropriate. Assumptions regarding the completion of proceedings in connection with the authorization, issuance and sale of the shares appear to be matters of law which should be evaluated and resolved in rendering the opinion.

Undertakings, page II-3

7. Please revise your Part II section to include the undertakings required by Item
    512(a)(5)(i) or (ii), as applicable, and Item 512(b) of Regulation S-K.

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As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing include all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility
    for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the
    federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the

securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call LaTonya Reynolds at (202) 551-3535. Should you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile: (714) 546-9035
        Derek D. Dundas, Esq.
        Rutan & Tucker, LLP